Exhibit 99.2

Meruelo Investment Partners LLC

9550 Firestone Blvd., Suite 105

Downey, California 90241

(562) 745-2300

September 8, 2014

VeriFone Systems, Inc.

2099 Gateway Place, Suite 600

San Jose, California 95110

Attn: Board of Directors

Dear Directors:

As disclosed in our public filing today, I am now the largest individual shareholder of VeriFone Systems, Inc., via Meruelo Investment Partners LLC, and along with certain other affiliates. We were the largest shareholder of Hypercom Corporation prior to the completion of Hypercom’s merger with VeriFone in 201l. We established our investment in Hypercom in 2007. Following that merger, we maintained an ownership stake in VeriFone, and have subsequently increased our ownership significantly.

We are long-term investors seeking constructive relationships with boards and management teams in order to maximize value for all shareholders. In addition, through a number of our affiliates, we are owners and operators of a number of businesses in a variety of industries, and are not merely financial engineers seeking short-term profiteering.

We greatly value our investment in VeriFone and have supported the company through and since the Hypercom merger. We applaud the board of directors for the swift action you took in March 2013 to replace Mr. Douglas Bergeron when it became apparent that he had lost the confidence of shareholders due to a lack of vision and a failure to deliver superior performance, as evident in the performance of the stock. You also had our full support in selecting Mr. Paul Galant as the CEO, and in implementing corrective measures that have improved operational and financial performance, and have resulted in outstanding performance of the stock price. We are also very encouraged by yesterday’s earnings announcement, with the company not only beating revenue and earnings estimates, but also raising the full-year revenue forecast for the third time.

Yet despite the upward trajectory that the company has experienced under your guidance, and the improvements made by management over the last 12-18 months, we feel compelled to share with you our concern that VeriFone remains greatly undervalued. We point out in particular the performance of one of VeriFone’s leading competitors, Ingenico Group. In comparison to VeriFone, lngenico has maintained superior operating margins, while similarly boosting revenue and earnings. We firmly believe that the company has significant upside potential yet to be realized, and that the company’s current stock price does not yet fully reflect the company’s long-term earnings potential. As such, we look forward to establishing a constructive relationship with you and management, and hope to work together to maximize value for all shareholders.

We hereby request a meeting with you and management to discuss our support, and to work with you to maximize value for all shareholders. We are committed to VeriFone’s success, and are willing to meet and discuss potential strategic alternatives and other matters with management and the board of directors at any time.

Thank you for your prompt consideration of these matters. We look forward to working with you.

Sincerely,

Alex Meruelo
Managing Member